WIDESCOPE RESOURCES INC.

WIDESCOPE TRANSITIONS TO NICKEL EXPLORER
-New Name “North American Nickel”, Property Acquisitions, Private Placement, and New Management

Vancouver, B.C. – April 6, 2010 – Widescope Resources Inc. (OTCbb: “WSCRF”; CUSIP: 96759N 100) announced today that Widescope has entered into a series of transactions to launch the Company into the field of nickel exploration in one of the world’s most prolific nickel production areas – Sudbury, Ontario.

Corporate Changes
On April 8, 2010 Widescope’s shareholders will convene an Annual and Special Meeting to approve a 2-old for 1-new common share consolidation; a corporate name change to “North American Nickel Inc.” the election of 4 new directors in addition to the 2 continuing directors; in addition to the routine items normally conducted at such meetings. It is proposed that Richard J. Mark, Mark Fedikow, John Roozendaal and James Clucas will be added to the board of directors and that Edward D. Ford and Douglas E. Ford will be re-elected. Following the shareholders’ meeting, it is expected that the directors will appoint Rick Mark, Chief Executive Officer and Chairman; Mark Fedikow, President; and Edward Ford, Chief Financial Officer.

Rick Mark has over 20 years experience in the public market place. His leadership positions in various organizations over the last 35 years provides the company with experience in developing short and long term corporate goals, securing financings, building cost-effective property development plans, creating effective communication platforms and managing regulatory functions. Rick is also the CEO and Chair of VMS Ventures Inc. (VMS-TSX.V) and Harvest Gold Corporation (HVG-TSX.V), a December 2005 “spin off” of Rare Earth Metals Corp, and is the President and CEO of Pancontinental Uranium Corp. (PUC-TSX.V) .

Dr. Mark Fedikow has 34 years of industry and government experience as an exploration geochemist and mineral deposits geologist. He has worked for major and junior mining exploration companies and the Manitoba Geological Survey completing his employment at the Survey as Chief Geologist of the Mineral Deposits Section. In 2001 Mark was the recipient of the Provincial Geologists Medal, a Canadian national award for outstanding geoscientific achievement. He has successfully applied partial and selective extraction geochemical technologies including the Mobile Metal Ions Process (MMI) in exploration programs for lode and placer gold, base metal massive sulphides, platinum group metals, magmatic nickel-copper, porphyry copper deposits and kimberlite / carbonatite in a variety of geological settings and overburden environments. Mark has published numerous articles on mineral deposits and their geochemical expressions in rock, soil and vegetation sample media. He is a Fellow of the Association of Applied Geochemists, and is currently an officer and director of VMS Ventures Inc.

John Roozendaal is the founding director of VMS Ventures Inc. (VMS-TSX.V) He has been involved with the mineral exploration industry for 18 years, focusing on precious, base and specialty metals projects in North America. Of particular significance were exploration programs for nickel in the Thompson Nickel Belt of Manitoba; for high-grade shear-hosted gold in the Canadian Shield; and the 2007 discovery of the Reed Lake massive sulphide deposit, near Snow Lake, Manitoba. John also has experience with various aspects of corporate governance through his involvement with private and public boards of directors. John is the President of VMS Ventures Inc. and Harvest Gold Corporation (HVG-TSX.V).

Mr. Clucas was Chief Financial Officer of Inco’s Canadian operations until 1984 and has been involved in the development of several mineral deposits, including the Snow Lake Mine (High River Gold Mines), Montana Tunnels (Pegasus Mining) Na the Fenix Project (HudBay Minerals Inc.). He was the founder of International Nickel Ventures Inc. which acquired and developed the Santa Fe/Ipora Nickel Laterite deposit in Brazil. Jim is currently the President of Search Minerals Inc. (SMY-TSX.V).

Property Acquisitions
The Company has entered into 4 agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and an agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

Sudbury nickel properties:

Post Creek: The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 g/t total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009.
Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 53 parts per billion (ppb) palladium, 34 ppb platinum and 20 ppb gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2241 ppb Pt and 1051 ppb Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report has been commissioned, with Dr. Walter Peredery, formerly of
INCO, as the author.

Bell Lake: The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine (1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 g/t total precious metals). It is also host to Vale Inco’s Totten Mine development (10.1 million tons at 1.5% nickel, 2% copper and 4.8 g/t platinum group metals). Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

Halcyon: The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Woods Creek: The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property. It contains 7,301,000 tons grading 0.37% Ni, 0.39% Cu, 0.024% Co, 0.37 g/t Pt, 0.40 g/t Pd and 0.20 g/t Au.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 354 ppb combined Pt and Pd and 136 ppb Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 301 ppb combined Pt and Pd and 1110 ppm Co (0.11%). The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 68 ppb Pt, 227 ppb Pd and 46 ppb Au.

Manitoba nickel properties:

South Bay: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

Thompson North: The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

Cedar Lake: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

All technical information in this release has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for Widescope under National Instrument 43-101.

Private Placements
In order to finance North American Nickel’s working capital needs and the phase one exploration work at Post Creek, the company has arranged two non-brokered private placements. The first will consist of 10,000, 000 post consolidation shares at $0.05. The second will consist of 10,000,000 post consolidation units at $0.06. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrant may be subject to earlier expiry on the occurrence of a “Trigger Event”. A triggering event (the “Trigger Event”) shall occur when the closing price for the company’s common shares on a recognized exchange is greater than $0.40 per share for a period of twenty (20) consecutive trading days. On the occurrence of a Trigger Event at any time after 120-days post-closing, the company may within 10 days of such a Trigger Event (but is not required to do so) shorten the term of the warrants by giving.

Stock Option
Under the Company’s Stock Option Plan, Widescope has reserved up to 3,000,000 post consolidation common shares for issuance at $0.10 per share for option grants to officers, directors, employees and consultants of the Company.

TSX Venture Exchange Listing
Upon completion of the events detailed above and the receipt of appropriate documentation from the Phase One work at Post Creek, the Company intends to apply to list its common shares on the TSX Venture Exchange pursuant to a Listing Application on Form 2B.

About Widescope
Prior to the developments noted above, the Company — through its 65% owned subsidiary, Pinefalls Gold — was primarily engaged in exploring for mineral resources on its mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2500 hectares.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460